SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29486; File No. 812-13648]

Nationwide Life Insurance Company, <u>et al</u>., Notice of Application

October 25, 2010

<u>Agency</u>:  Securities and Exchange Commission (the "Commission").

<u>Action</u>:  Notice of application for an order of approval pursuant to Section 26(c) of the

Investment Company Act of 1940, as amended (the "Act"), and an order of exemption pursuant

to Section 17(b) of the Act from Section 17(a) of the Act.

<u>Applicants</u>: Nationwide Life Insurance Company ("NWL"), Nationwide Life and Annuity

Insurance Company ("NLAIC") (together with NWL, the "Insurance Companies"), Nationwide

Variable Account-II ("Account II"), Nationwide Variable Account-6 ("Account 6"), Nationwide

Variable Account-7 ("Account 7"), Nationwide Variable Account-8 ("Account 8"), Nationwide

Variable Account-9 ("Account 9"), Nationwide Variable Account-10 ("Account 10"),

Nationwide Variable Account -14 ("Account 14"), Nationwide VLI Separate Account-2 ("VLI

Account 2"), Nationwide VLI Separate Account-4 ("VLI Account 4"), Nationwide VLI Separate

Account-7 ("VLI Account 7"), Nationwide Provident VA Separate Account 1 ("Account P-1"),

Nationwide Provident VLI Separate Account 1 ("VLI Account P-1"); Nationwide VA Separate

Account-B ("Account B"), Nationwide VL Separate Account-G ("Account G"), Nationwide

Provident VA Separate Account A ("Account P-A"), and Nationwide Provident VLI Separate

Account A ("VLI Account P-A") (together with Accounts II, 6, 7, 8, 9, 10, 14, P-1, B, G, and P-

A along with VLI Accounts 2, 4, 7, and P-1, the "Separate Accounts") and Nationwide Variable

Insurance Trust.  The Insurance Companies and the Separate Accounts are referred to collectively as the "Applicants."  The Applicants, together with Nationwide Variable Insurance Trust are referred to as the "Section 17(b) Applicants."

Summary of Application: Applicants seek an order approving the proposed substitutions (the "Substitutions") of certain series of Nationwide Variable Insurance Trust (the "Trust" or "NVIT") for shares of series of other unaffiliated registered investment companies held by the Separate Accounts under certain variable annuity contracts and/or variable life insurance policies issued by the Insurance Companies (collectively, the "Contracts").  Section 17(b) Applicants also seek an order pursuant to Section 17(b) of the Act to permit certain in-kind transactions in connection with the Substitutions.

Filing Date:  The application was filed on April 2, 2009, and amended and restated on July 15, 2010 and October 21, 2010.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail.  Hearing requests must be received by the Commission by 5:30 p.m. on November 19, 2010, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses:  The Commission: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: c/o Jamie Ruff Casto, Esq., Nationwide Life Insurance Company, One Nationwide Plaza, 1-34-201, Columbus, Ohio 43215.

For Further Information Contact:  Rebecca A. Marquigny, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' and Section 17(b) Applicants' Representations:

1.  NWL and NLAIC are stock life insurance companies organized under the laws of the State of Ohio.  NLAIC is wholly owned by NWL which is wholly owned by Nationwide Financial Services, Inc. ("NFS").  NWL is the depositor and sponsor of Accounts II, 6, 7, 8, 9, 10, 14 and P-1 and VLI Accounts 2, 4, 7, and P-1.  NLAIC is the depositor and sponsor of B, G, and P-A and VLI Account P-A.

2.  All of the Separate Accounts are registered unit investment trusts used to issue one or more Contracts together with their respective Insurance Company.  The file numbers for each Separate Account's registration under the Act and each Contract's registration under the Securities Act of 1933, as amended ("1933 Act") are set forth in the Application.

3.  NVIT is registered under the Act as an open-end management investment company of the series type, and it securities are registered under the 1933 Act on Form N-1A (File Nos. 811-03213 and 002-73024).  Two of these series, the NVIT - American Century NVIT Multi-Cap Value Fund and NVIT - Oppenheimer NVIT Large Cap Growth Fund (each an "NVIT Fund"), are the replacement funds ("New Funds" or "New Portfolios") in the proposed Substitutions.

4. Nationwide Fund Advisors ("NFA") currently serves as investment adviser to each of the NVIT Funds. NFA employs a subadvisory structure as part of its advisory strategy with respect to the NVIT Funds. Through an order from the Commission pursuant to Section 6(c) of the Act, NVIT is exempt from Section 15(a) of the Act and Rule 18f-2 thereunder with respect to subadvisory agreements (the "Manager of Managers Order")[1].

5. Applicants represent that the relief granted in the Manager of Managers Order extends to New Funds permitting NFA to enter into and materially amend investment subadvisory agreements without obtaining shareholder approval. Applicants indicate that the prospectuses for the New Funds disclose and explain the existence, substance and effect of the Manager of Managers Order. They also represent that if a new Subadviser is retained for a Fund, Contract owners ("Contractowners") would receive all information about the new Subadviser that would be included in a proxy statement, including any change in disclosure caused by the addition of a new Subadviser.

6. All of the Contracts involved in the Substitutions (i) permit transfers of contract value among the subaccounts pursuant to the limitations of the particular Contract, and (ii) are subject to market timing policies and procedures that may operate to limit transfers. Applicants represent that to the extent that the Contracts contain restrictions, limitations or transfer fees on a Contractowner's right to transfer, such restrictions, limitations, and transfer fees will not apply in connection with the proposed Substitutions.

7. Each Contract's prospectus contains provisions reserving Insurance Company Applicants' right to substitute shares of one Investment Option for shares of another Investment Option already purchased or to be purchased in the future if: (i) shares of a current underlying mutual

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[1] *In the Matter of Nationwide Investing Foundation, et al.*, 1940 Act Rel. No. 23133 (April 28, 1998) (Order), File No. 812-10764.

fund are no longer available for investment by the Separate Account; or (ii) in the judgment of Insurance Company Applicants' management, further investment in such Investment Option is inappropriate in view of the purposes of the Contract.  Each Insurance Company Applicant's management has determined that further investment in the New Funds is no longer appropriate in view of the purposes of the Contracts.

8.  Applicants represent that all of the portfolios involved in the Substitutions are currently available as underlying investment options in the Contracts.

9.  Each Insurance Company, on its behalf and on behalf of the Separate Accounts proposes to make certain substitutions of various classes of shares of 6 funds currently available under the Contracts (the "Old Funds" or "Old Portfolios") for shares of the following classes of the corresponding NVIT New Funds:

| No. | Old Fund | Old Class | NVIT New Fund | New Class |
|---|---|---|---|---|
| 1 | American Century Variable Portfolios, Inc. - American Century VP Value Fund ("Old Value Fund") | Class I | NVIT - American Century NVIT Multi Cap Value Fund ("New Multi Cap Value Fund") | Class I |
| 2 | Old Value Fund | Class II | New Multi Cap Value Fund | Class II |
| 3 | Fidelity Variable Insurance Products ("VIP") Fund - VIP Contrafund Portfolio ("Old Contrafund Portfolio") | Initial Class | NVIT - Oppenheimer NVIT Large Cap Growth Fund ("New Large Cap Growth Fund") | Class I |
| 4 | Old Contrafund Portfolio | Service Class | New Large Cap Growth Fund | Class I |
| 5 | Old Contrafund Portfolio | Service Class 2 | New Large Cap Growth Fund | Class II |
| 6 | Fidelity VIP Fund - VIP Growth Opportunities Portfolio ("Old Growth Opps. Fund") | Initial Class | New Large Cap Growth Fund | Class I |
| 7 | Old Growth Opps. Fund | Service Class | New Large Cap Growth Fund | Class I |
| 8 | Old Growth Opps. Fund | Service Class 2 | New Large Cap Growth Fund | Class II |
| 9 | Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA ("Old Cap Appreciation Fund") | Non-Service Shares | New Large Cap Growth Fund | Class I |
| 10 | Old Cap Appreciation Fund | Service Shares | New Large Cap Growth Fund | Class II |

| No. | Old Fund | Old Class | NVIT New Fund | New Class |
|---|---|---|---|---|
| 11 | T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio ("Old Blue Chip Fund") | Class II | New Large Cap Growth Fund | Class I |
| 12 | Old Blue Chip Fund | Class II | New Large Cap Growth Fund | Class II |
| 13 | T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio ("Old Equity Income Fund") | Class II | New Multi Cap Value Fund | Class I |
| 14 | Old Equity Income Fund | Class II | New Multi Cap Value Fund | Class II |

10. Applicants state that the proposed Substitutions are part of each Insurance Company's overall business plan to make the Contracts more attractive to purchasers and more efficient to administer and oversee.

11. Applicants assert their belief that the Substitutions will: (i) consolidate investment options resulting in a less confusing menu of investment options for investors, greater efficiency in administration of the Contracts and the capacity to add other types of investment options; (ii) make the investment decision process more manageable for the investor through consistent disclosure format and terminology making it easier for Contractowners to analyze fund information and make informed investment decisions relating to allocation of his or her Contract value; (iii) enable the Insurance Companies to reduce certain costs that they incur in administering the Contracts by removing overlapping investment options; (iv) lower administrative costs for the Insurance Companies which could result in resources being reallocated to providing other contractowner services and support, and an overall more efficient and customer-friendly product offering. (v) enable the Trust's sub-advised strategy and augment the Insurance Companies' goal of efficiently offering a continuously competitive menu of investment options to its existing and prospective contractowners; (vi) provide investors with a

more favorable and less confusing overall investment experience; and (vii) reduce the number and potential for variation of trading policies that contractowners must navigate and understand.

12. Applicants submit that each Substitution provides an alternate investment option that has the same or lower net operating expenses as the Old Fund. The applicable management fees, 12b-1 fees, other expenses, contractual waiver or reimbursement values and total operating expenses for each Old and New Fund are presented in detail in the Application and summarized below:

| # | New/Old Fund | Class | Advisor Fees | 12b-1 Fees | Other Expenses | Waiver / Reimburs't | Total Expenses |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| 1 | Old Value Fund | Class I | 0.97 % | N/A | 0.00 % | 0.00 % | 0.97 % |
| | New Multi Cap Value Fund | Class I | 0.57 % | N/A | 3.10 % | 2.75 % | 0.92 % |
| | | | | | | | |
| 2 | Old Value Fund | Class II | 0.87 % | 0.25 % | 0.00 % | 0.00 % | 1.12 % |
| | New Multi Cap Value Fund | Class II | 0.57 % | 0.25 % | 3.10 % | 2.83 % | 1.09 % |
| | | | | | | | |
| 3 | Old Contrafund Portfolio | Initial | 0.56 % | N/A | 0.11 % | 0.00 % | 0.67 % |
| | New Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |
| | | | | | | | |
| 4 | Old Contrafund Portfolio | Service | 0.56 % | 0.10 % | 0.11 % | 0.00 % | 0.77 % |
| | New Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |
| | | | | | | | |
| 5 | Old Contrafund Portfolio | Class 2 | 0.56 % | 0.25 % | 0.11 % | 0.00 % | 0.92 % |
| | New Large Cap Growth Fund | Class II | 0.50 % | 0.25 % | 3.51 % | 3.36 % | 0.90 % |
| | | | | | | | |
| 6 | Old Growth Opps. Fund | Initial | 0.56 % | N/A | 0.16 % | 0.00 % | 0.72 % |
| | New: Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |
| | | | | | | | |
| 7 | Old Growth Opps. Fund | Service | 0.56 % | 0.10 % | 0.16 % | 0.00 % | 0.82 % |
| | New Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |
| | | | | | | | |
| 8 | Old Growth Opps. Fund | Service 2 | 0.56 % | 0.25 % | 0.17 % | 0.00 % | 0.98 % |
| | New Large Cap Growth Fund | Class II | 0.50 % | 0.25 % | 3.51 % | 3.36 % | 0.90 % |
| | | | | | | | |
| 9 | Old Cap Appreciation Fund | Non-Service | 0.66 % | N/A | 0.12 % | 0.00 % | 0.78 % |
| | New Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |

| # | New/Old Fund | Class | Advisor Fees | 12b-1 Fees | Other Expenses | Waiver / Reimburs't | Total Expenses |
|---|---|---|---|---|---|---|---|
| 10 | Old Cap Appreciation Fund | Service | 0.66 % | 0.25 % | 0.13 % | 0.00 % | 1.04 % |
| | New Large Cap Growth Fund | Class II | 0.50 % | 0.25 % | 3.51 % | 3.36 % | 0.90 % |
| 11 | Old Blue Chip Fund | Class II | 0.85 % | 0.25 % | 0.00 % | 0.00 % | 1.10 % |
| | New Large Cap Growth Fund | Class I | 0.50 % | N/A | 3.51 % | 3.36 % | 0.65 % |
| 12 | Old Blue Chip Fund | Class II | 0.85 % | 0.25 % | 0.00 % | 0.00 % | 1.10 % |
| | New Large Cap Growth Fund | Class II | 0.50 % | 0.25 % | 3.51 % | 3.36 % | 0.90 % |
| 13 | Old Equity Income Fund | Class II | 0.85 % | 0.25 % | 0.00 % | 0.00 % | 1.10 % |
| | New Multi Cap Value Fund | Class I | 0.57 % | N/A | 3.10 % | 2.75 % | 0.92 % |
| 14 | Old Equity Income Fund | Class II | 0.85 % | 0.25 % | 0.00 % | 0.00 % | 1.10 % |
| | New Multi Cap Value Fund | Class II | 0.57 % | 0.25 % | 3.10 % | 2.83 % | 1.09 % |

The following summarizes the more complete comparison of New and Old Funds provided in the Application.

13. <u>Substitutions #1 & #2: Old Value Fund Verses New Multi Cap Value Fund</u>. Applicants represent that both Old Value Fund and New Multi Cap Value Fund have similar investment objectives and substantially similar policies and risks. Specifically, Applicants state that both "seek long-term capital growth or appreciation, and secondarily income ... [and] seek to meet their objectives by investing in equity securities, using a value investment strategy that looks for companies that are undervalued or are temporarily out of favor in the market.." Both funds allow for the use of derivatives securities, preferred stock, convertible and foreign securities without limitation. Applicants acknowledge that differences in the funds' risks and investment objectives and strategies exist, but assert the belief that these differences are immaterial and do not introduce Contractowners to materially greater risks than before the Substitution.

14. <u>Substitutions #3 - #5: Old Contrafund Portfolio Verses New Large Cap Growth Fund</u>.

Applicants represent that both the Old Contrafund Portfolio and the New Large Cap Growth Fund "have similar investment objectives and substantially similar policies and risks. Both funds seek long-term capital growth or appreciation, and both invest at least 80% of their respective net assets in common stocks. Both funds diversify among a variety of industries and sectors." Applicants acknowledge that differences in the funds' risks and investment objectives and strategies exist, but assert the belief that these differences are immaterial and do not introduce Contractowners to materially greater risks than before the Substitution.

15. <u>Substitutions #6 - #8: Old Growth Opps. Fund Verses New Large Cap Growth Fund</u>.

Applicants represent that both Old Growth Opps. Fund and New Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks. Both funds seek capital growth, investing primarily in common stocks. Both funds employ a growth style of investing, seeking companies with above-average growth potential or whose earnings are expected to grow consistently faster than those of other companies. Applicants also note that New Large Cap Growth Fund has a diversification policy affirmatively seeking to limit risk which Old Growth Opps. Fund does not share. Applicants assert that both funds have similar investment objectives and substantially similar policies and risks. Applicants state that while the funds' investment objectives are not identical, any distinction between them is immaterial, since both funds are intended for long-term investment and represent that any differences in their investment objectives do not introduce Contract Owners to greater risks than before the Substitution.

16. <u>Substitutions #9 & #10: Old Cap Appreciation Fund Verses New Large Cap Growth Fund</u>.

Applicants represent that Old Cap Appreciation Fund and New Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks, seek capital growth or appreciation by investing in common stocks using a growth style investment strategy, diversify broadly among companies and industries, and invest in a similar percentage of foreign securities. Applicants state that both funds look for companies in businesses that have above-average growth potential, growth rates the portfolio manager believes are sustainable over time, and stocks with reasonable valuations relative to their growth potential. Applicants represent that immaterial differences in risks, investment objectives and strategies exist but do not expose Contractowners to materially greater risks post-Substitution.

17. Substitutions #11 & #12: Old Blue Chip Fund Verses New Large Cap Growth Fund. Applicants believe Old Blue Chip Fund and New Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks. Both funds seek long-term capital growth and invest at least 80% of their net assets in stocks of established companies using a growth style of investing. Applicants believe that the differences in risks, investment objectives and strategies are immaterial, and the risks to Contractowners will not be materially greater after the Substitutions.

18. Substitutions #13 & #14: Old Equity Income Fund Verses New Multi Cap Value Fund. Applicants state their belief that Old Equity Income Fund and New Multi Cap Value Fund have similar investment objectives and substantially similar policies and risks. Both funds seek capital appreciation and dividend income, although seeking current income is a secondary objective of New Multi Cap Value Fund. Applicants represent that both funds invest at least 80% of their respective net assets in common stocks of companies of any size, employing a value style of investing, and allow foreign securities, preferred stocks, convertible securities and derivatives to be used as principal strategies. Applicants assert that immaterial differences in

risks and investment objectives and strategies exist, but believe these differences do not introduce Contractowners to materially greater risks after the Substitutions.

19. Substitution Procedure: In-Kind Transactions. Applicants assert that as of the effective date of the Substitutions ("Substitution Date"), a portion of the securities of the Old Funds will be redeemed in-kind and those securities received will be used to purchase shares of the New Funds. Applicants assert that redemption requests and purchase orders will be placed simultaneously so that contract values will remain fully invested at all times. They further represent that all redemptions of shares of the Old Portfolios and purchases of shares of the New Portfolios will be effected will take place at relative net asset value determined on the Substitution Date in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contractowner's Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts.

20. Likewise, Section 17(b) Applicants represent that: (i) the New Fund shares sold in-kind will be of the type and quality that a New Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash; and (ii) NFA and the relevant subadviser(s) will analyze the portfolio securities being offered to each relevant New Fund and will retain only those securities that it would have acquired for each such fund in a cash transaction.

Whether NFA or relevant Subadviser of a New Fund accepts or declines to accept a particular portfolio security in-kind, Applicants represent that each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution Date and using the proceeds of those redemptions to purchase shares of the New Fund at their net asset value on the same date.

21. <u>Substitution Costs and Fund Expenses</u>.  Applicants state that the Insurance Companies have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses.  In addition, Applicants assert that Contractowners will have the same or lower net operating expenses after the Substitutions as prior to the Substitutions.

22. With respect to those who are Contractowners on the Substitution Date, Applicants specifically represent the following: on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four (24) months following the Substitution Date, the Insurance Companies will reimburse those Contractowners with Contract value allocated to a subaccount corresponding to an New Fund to the extent that, for that period, the New Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and subaccount expenses (asset based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) exceed, on an annualized basis, the sum of the Old Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and subaccount expenses (asset based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for fiscal year 2009.

23. <u>Contract Charges and Benefits</u>.  Applicants represent that the Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two (2) years following the Substitution Date.  To the extent the Contracts contain restrictions, limitations or fees for transfers, Applicants represent such provisions will not apply in connection with the proposed Substitutions, and each Substitution redemption and purchase will not be treated as a transfer for purposes of assessing transfer

charges or computing the number of permissible transfers under the Contracts. Applicants state that Contractowners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Companies' obligations under the Contracts be altered in any way. Applicants also affirm that the Substitutions will not result in adverse tax consequences to Contractowners and will not alter any tax benefits associated with the Contracts.

24. Manager of Managers Order. Applicants further represent that, after the Substitution Date, the New Funds will not change a Subadviser, add a new Subadviser, or otherwise rely on the Manager of Managers Order without first obtaining shareholder approval of the change in Subadviser, the new Subadviser, or the Fund's ability add or to replace a subadviser in reliance on Manager of Managers Order. In addition, before the Substitutions, Applicants state that each Contractowner will have been provided with a New Portfolio prospectus describing the existence, substance and effect of the Manager of Managers Order.

25. Notice Procedures. Applicants represent that prospectus supplements for the Contracts will be delivered to Contractowners at least thirty (30) days before the Substitution Date. Applicants state that the supplement ("Pre-Substitution Notice") will: (i) notify all Contractowners of the Insurance Company's intent to implement the Substitutions, that this Amended Application has been filed to obtain the necessary orders to do so, and indicate the anticipated Substitution Date; (ii) advise Contractowners that from the date of the supplement until the Substitution Date, Contractowners are permitted to transfer Contract value out of any Old Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees otherwise applicable under the terms of the Contract; (iii) instruct Contractowners how to submit transfer requests in light of the proposed

Substitutions; (iv) advise Contractowners that any Contract value remaining in an Old Fund sub-account on the Substitution Date will be transferred to the corresponding New Fund sub-account, and that the Substitutions will take place at relative net asset value without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge; (v) inform Contractowners that for at least thirty (30) days following the Substitution Date, the Insurance Companies will permit Contractowners to make transfers of Contract value out of each New Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise apply under the terms of the Contract; and (vi) inform Contractowners that, except as described in the market timing provision of the relevant prospectus, the respective Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a New Fund for at least thirty (30) days after the Substitution Date.

26. Applicants also represent that: (i) prior to the Substitutions; all existing Contractowners will have received the appropriate prospectus supplements containing this disclosure and the most recent prospectus and/or supplement for the New Portfolios (ii) new purchasers will be provided the prospectus supplement, contract prospectus, and the prospectus and/or supplement for the New Funds in accordance with all applicable legal requirements; and (iii) prospective Contract purchasers will be provided the prospectus supplement and the Contract prospectus.  Applicants also represent that, within five (5) business days after the Substitution Date, Contractowners will be sent a written confirmation of the Substitutions which will restate the information set forth in the Pre-Substitution Notice.

Applicants' Legal Analysis:

1.  Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the Substitutions.

2.  Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. The Commission shall approve such a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.  Applicants state that the right to make such a substitution has been reserved under the Contracts and is disclosed in the prospectus for the related Contracts. Applicants declare that, in all material respects, each New Fund and its corresponding Old Fund have similar, substantially similar, or identical investment objectives and strategies, and that each proposed Substitutions retains for Contractowners the investment flexibility and expertise in asset management features of the Contracts. They assert that after the Substitution Date, Contractowners invested in a New Fund will have the same or lower net operating expense ratio(s) as before the Substitution. Further, Applicants have agreed to certain expense limits to ensure affected Contractowners do not incur higher expenses as a result of a Substitution for a period of twenty four (24) months after the Substitution.

4.  Applicants submit that the proposed Substitutions meet the standards set forth in Section 26(c) and assert that replacement of the Old Portfolios with the New Portfolios is consistent with the protection of Contractowners and the purposes fairly intended by the policy and provisions of the Act. Specifically, they argue that the Substitutions will not result in the type of costly forced redemption that Section 26(c) was designed to prevent. Rather, Applicants conclude that "[a]ny

impact on the investment programs of affected Contractowners should be negligible," and affirm

the Substitutions will have no impact on other aspects of the Contracts including the annuity,

life, or tax benefits they afford affected Contractowners.

5.   Section 17(b) Applicants request that the Commission issue an order pursuant to Section

17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to

the extent necessary to permit them to carry out the in-kind Substitution transactions ("In-Kind

Transactions").

6.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered

investment company, or any affiliated person of such person, acting as principal, from knowingly

selling any security or other property to that company.  Section 17(a)(2) of the Act generally

prohibits the persons described above, acting as principal, from knowingly purchasing any

security or other property from the registered company.  Pursuant to Section 17(a)(1) of the Act,

the Section 17(b) Applicants may be considered affiliates of one or more of the portfolios

involved in the Substitutions.  Because the Substitutions may be effected, in whole or in part, by

means of in-kind redemptions and subsequent purchases of shares and by means of In-Kind

Transactions, the Substitutions may be deemed to involve one or more purchases or sales of

securities or property between affiliates.

7.   Section 17(b) of the Act provides that the Commission may, upon application, grant an order

exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that:

the terms of the proposed transaction, including the consideration to be paid or received, are

reasonable and fair and do not involve overreaching on the part of any person concerned; the

proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and the

proposed transaction is consistent with the general purposes of the Act.

8.  Based on the facts presented above, Section 17(b) Applicants submit that the terms of the In-

Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and

do not involve overreaching because: (i) the Contractowners' Contract values will not be

adversely impacted or diluted; and (ii) Section 17(b) Applicants agree to carry out the In-Kind

Transactions in conformity with all of the conditions of Rule 17a-7 and the procedures adopted

thereunder, except that the consideration paid for the securities being purchased or sold may not

be entirely cash.  Thus, Section 17(b) Applicants conclude that the purposes intended by

implementation of the rule are met by the terms of the In-Kind Transactions.

9.  In support of this position Section 17(b) Applicants assert that the proposed In-Kind

Transactions will be effected based upon the independent current market price of the portfolio

securities as specified in Rule 17a-7(b) and will include only securities for which market

quotations are readily available on the Substitution Date.  In accordance with Rule 17a-7(c),

Section 17(b) Applicants assert that the proposed In-Kind Transactions will be consistent with

the policy of each registered investment company and separate series thereof participating in the

In-Kind Transactions, as recited in the relevant registered investment company's registration

statement and reports.  As specified in Rule 17a-7(d), the Application states that no brokerage

commission, fee (except for any customary transfer fees), or other remuneration will be paid in

connection with the proposed In-Kind Transactions.  Likewise, Section 17(b) Applicants

represent that Trust's Board of Trustees has adopted and implemented the fund governance and

oversight procedures as required by Rule 17a-7(e) and (f).  The Application also states, "pursuant

to Rule 17a-7(e)(3), during the calendar quarter following the quarter in which any In-Kind

Transactions occur, the Trust's Board of Trustees will review reports submitted by NFA in respect of such In-Kind Transactions in order to determine that all such In-Kind Transactions made during the preceding quarter were effected in accordance with the representations stated herein." Finally, Applicants represent that a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).

Conclusions:

Section 26 Applicants submit that for the reasons summarized above the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act. Section 17 Applicants submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act and request that the Commission issue an order of exemption pursuant to Section 17(b) of the 1940 Act.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary